SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment to Form N-8A

NOTIFICATION OF AMENDMENT TO REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly known as PIMCO High Yield Municipal Income Fund) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to its notification of registration submits the following information:

Name: PIMCO High Yield Municipal Opportunity Fund

Address of Principal Business Office:

c/o Allianz Global Investors Fund Management LLC

1345 Avenue of the Americas

New York, New York 10105

Telephone Number: (212) 739-3369

Name and address of agent for service of process:

William V. Healey

c/o Allianz Global Investors Fund Management LLC

1345 Avenue of the Americas

New York, New York 10105

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒     No  ☐

SIGNATURES

A copy of the Agreement and Declaration of Trust of PIMCO High Yield Municipal Opportunity Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this amended Notification of Registration to be duly signed on its behalf in the City of New York and the State of New York on the 1st day of February, 2008.

PIMCO High Yield Municipal Opportunity Fund

Attest:	/s/ Brian Shlissel	By: /s/ Lawrence G. Altadonna
	Name: Brian S. Shlissel	Name: Lawrence G. Altadonna
	Title: President and Chief Executive Officer	Title: Treasurer and Principal Financial and Accounting Officer